UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 24, 2022

SIZZLE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-41005	85-3418600
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4201 Georgia Avenue, NW Washington, D.C.	20011
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (202) 846-0300

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of common stock and one-half of one redeemable warrant	SZZLU	The Nasdaq Stock Market LLC
Common stock, par value $0.0001 per share	SZZL	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per share	SZZLW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Merger Agreement

This section describes the material provisions of the Merger Agreement but does not purport to describe all of the terms thereof. SPAC stockholders, warrant holders and other interested parties are urged to read such agreement in its entirety. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1. Unless otherwise defined herein, the capitalized terms used below are defined in the Merger Agreement.

General Description of the Merger Agreement

On October 24, 2022, Sizzle Acquisition Corp., a Delaware corporation (“SPAC”), entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with European Lithium Limited, an Australian Public Company limited by shares (“EUR”), European Lithium AT (Investments) Limited, a BVI business company incorporated in the British Virgin Islands and a direct, wholly-owned subsidiary of EUR (the “Company”), Critical Metals Corp., a BVI business company incorporated in the British Virgin Islands (“PubCo”) and Project Wolf Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of PubCo (“Merger Sub”). The transactions contemplated by the Merger Agreement are referred to herein as the “Business Combination”.

Subject to its terms and conditions, the Merger Agreement provides that the Company and SPAC will become wholly-owned subsidiaries of PubCo, a newly formed holding company. Pursuant to the Merger Agreement, at the closing of the Business Combination (the “Closing”), (a) PubCo will acquire all of the issued and outstanding capital shares and equity interests of the Company from EUR in exchange for ordinary shares of PubCo, the Company will become a wholly owned subsidiary of PubCo and EUR will become a shareholder of PubCo (the “Share Exchange”); and immediately thereafter (b) Merger Sub will merge with and into SPAC (the “Merger”), with SPAC continuing as the surviving entity and wholly owned subsidiary of PubCo.

Transaction Consideration

According to the Merger Agreement, at its effective time: (a) each of SPAC’s issued and outstanding shares of common stock, par value $0.0001 per share (each, a “SPAC Share”) immediately prior to that effective time, will be cancelled in exchange for the right of the holder thereof to receive one ordinary share, par value $0.0001 per share, of PubCo (each, a “PubCo Share”); (b) all of the outstanding public warrants of SPAC, entitling the holder thereof to purchase one SPAC Share at an exercise price of $11.50 per share will be assumed by PubCo and converted into the right to receive a warrant to purchase one PubCo Share at the same exercise price, being an exercise price of $11.50 per share, and (c) EUR will receive the number of PubCo Shares in the Share Exchange that will have an aggregate value equal to the Closing Share Consideration consisting of $750,000,000 divided by the redemption amount per SPAC Share payable to SPAC stockholders that elect to redeem SPAC Shares in connection with the Closing, and, subject to applicable terms and conditions, earnout consideration of up to an additional 10% of such Closing Share Consideration, in each case subject to adjustment as set forth in the Merger Agreement, and all upon the terms and subject to the conditions set forth in the Merger Agreement.

Earnout

In addition to the Closing Share Consideration set forth above, EUR will also have a contingent right to receive up to an additional number of PubCo Shares equal to 10% of the Closing Share Consideration after the Closing based on the stock price performance of the PubCo Shares during the five-year period following the Closing (the “Earnout Period”). In the event that, during the Earnout Period, the VWAP per PubCo Share is greater than or equal to $15.00 (the “First Earnout Milestone Price”) for any twenty trading days within any thirty trading day period during the Earnout Period, PubCo will issue to EUR an additional number of PubCo Shares equal to 5% of the Closing Share Consideration (“First Level Contingent Share Consideration”). Further, in the event that the VWAP per PubCo Share is greater than or equal to $20.00 (the “Second Earnout Milestone Price”, together with the First Earnout Milestone Price, the “Earnout Milestone Prices”) for any 20 trading days within any 30 trading day period during the Earnout Period, PubCo will issue to EUR an additional number of PubCo Shares equal to 5% of the Closing Share Consideration (“Second Level Contingent Share Consideration”).

If a Change of Control of PubCo occurs during the Earnout Period and the value of the consideration to be received by holders of PubCo Shares in such transaction is above the First Earnout Milestone Price, then, any First Level Contingent Share Consideration that has not been previously issued by PubCo (whether or not previously earned) will be deemed earned and immediately prior to the consummation of such Change of Control, to the extent not previously paid, PubCo will issue or cause to be issued to EUR the First Level Contingent Share Consideration. In the event that during the Earnout Period, there is a Change of Control of PubCo and the value of the consideration to be received by holders of PubCo Shares in such transaction is above the Second Earnout Milestone Price, then, any Second Level Contingent Share Consideration that has not been previously issued by PubCo (whether or not previously earned) will be deemed earned and immediately prior to the consummation of such Change of Control, to the extent not previously paid, PubCo will issue or cause to be issued to EUR the Second Level Contingent Share Consideration.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by the Company, EUR, SPAC, PubCo and Merger Sub as of the date of such agreement or other specific dates solely for the benefit of certain of the parties to the Merger Agreement, which in certain cases are subject to specified exceptions and materiality, Material Adverse Effect (as hereinafter defined), knowledge and other qualifications contained in the Merger Agreement or in information provided pursuant to certain disclosure schedules to the Merger Agreement. “Material Adverse Effect” as used in the Merger Agreement means with respect to the relevant party, subject to certain customary exceptions, any event, state of facts, condition, change, development, circumstance, occurrence or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a materially adverse effect on the business, assets, financial condition or results of operations of SPAC or the Company and its subsidiaries, as applicable, taken as a whole. The representations and warranties made under the Merger Agreement will not survive the Closing.

In the Merger Agreement, the Company, PubCo and Merger Sub made certain customary representations and warranties to SPAC including among others, related to the following: (1) corporate matters, including due organization, existence and good standing; (2) authority and binding effect relating to execution and delivery of the Merger Agreement and other ancillary documents; (3) capitalization; (4) subsidiaries; (5) governmental approvals; (6) non-contravention; (7) financial statements; (8) Liabilities; (9) absence of certain changes; (10) compliance with laws; (11) permits; (12) litigation; (13) material contracts; (14) intellectual property; (15) taxes; (16) real property; (17) title to and sufficiency of assets; (18) mining; (19) employee matters; (20) benefit plans; (21) transactions with affiliates; (22) insurance; (23) suppliers; (24) business practices; (25) Investment Company Act of 1940 (“Investment Company Act”); (26) brokers; (27) information supplied; (28) privacy and (28) independent investigation. The Company, PubCo and Merger Sub also made certain representations and warranties to SPAC related to: (1) Mining Rights; (2) Austrian Capital Maintenance Rules; and (3) the pre-feasibility study for the Wolfsberg Lithium Project.

In the Merger Agreement, SPAC made certain customary representations and warranties to the Company, including among others, related to the following: (1) corporate matters, including due organization, existence and good standing; (2) authority and binding effect relative to execution and delivery of the Merger Agreement and other ancillary documents; (3) governmental approvals; (4) non-contravention; (5) capitalization; (6) SEC filings, financial statements and internal controls; (7) absence of certain changes; (8) compliance with laws; (9) litigation, orders and permits; (10) taxes and tax returns; (11) employees and employee benefit plans; (12) properties; (13) material contracts; (14) transactions with affiliates; (15) Investment Company Act and the JOBS Act; (16) brokers; (17) business practices; (18) information supplied; (19) independent investigation; (20) trust account; (21) Liabilities; (22) title to assets; and (23) the fairness opinion provided by the SPAC’s financial advisor.

In the Merger Agreement, EUR made customary representations and warranties to SPAC, including among others, related to the following: (1) organization and good standing; (2) authority and binding effect relating to execution and delivery of the Merger Agreement and other ancillary documents; (3) ownership of the equity interests of the Company; (4) governmental approvals; (5) non-contravention; (6) litigation; (7) investment representations; (8) brokers; (9) information supplied; and (10) independent investigation.

Covenants of the Parties

The Merger Agreement contains certain customary covenants for transactions of this type by each of the parties during the period between the signing of the Merger Agreement and the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms (the “Interim Period”), including, among others, covenants regarding: (1) the provision of access to their properties, books and personnel; (2) the operation of their respective businesses in the ordinary course of business, in compliance with law, and using commercially reasonable efforts to preserve their respective organizations and relationships and maintain appropriate insurance coverage; (3) SPAC’s public filing obligations; (4) the Company’s obligation to deliver audited financial statements; (5) no solicitation of, or entering into, any alternative competing transactions; (6) no insider trading; (7) efforts to consummate the Closing and obtain third party and regulatory approvals; (8) further assurances; (9) public announcements; (10) confidentiality; (11) indemnification of directors and officers after the Closing; (12) use of trust proceeds after the Closing; and (13) efforts to conduct private placement arrangements, if sought.

The Company and EUR also agreed to cooperate in good faith and use reasonable best efforts to obtain any consents required and to transfer certain contracts from EUR to the Company or to cause the Company to enter into a new contract with the applicable counterparty on substantially identical terms to such contracts.

EUR agreed that its board of directors will not withhold, withdraw or modify its recommendation that the Company’s stockholders vote in favor of the approval of the Merger Agreement and the Business Combination and other matters relating thereto unless the Company’s board of directors determines in good faith, after consultation with its legal and financial advisors, that it is required to do so in order to comply with its fiduciary duties under applicable law (and then only subject to certain requirements).

The parties also agreed to ensure PubCo’s board of directors immediately after the Closing consists of five directors, a majority of which will be independent under the requirements of the Nasdaq Global Market (“Nasdaq”) (i) with the Company being entitled to nominate and appoint four directors (of which at least two will qualify as independent under the requirements of Nasdaq and be eligible to serve on an audit committee) and (ii) with SPAC being entitled to nominate and appoint one member to be reasonably approved by the Company (such member being qualified as independent and being eligible to serve on an audit committee).

The parties further agreed that prior to the Closing, PubCo will approve and adopt, subject to SPAC stockholder approval, (i) an incentive equity plan (the “Incentive Equity Plan”), and (ii) an employee stock purchase plan (the “ESPP”), in each case effective as of one business day prior to the Closing Date. The Incentive Equity Plan will have an initial share reserve ranging from 5% to 10% of the outstanding number of PubCo Shares immediately following the Closing, plus an annual “evergreen” increase, which in each case will be based upon benchmarking against peer companies in consultation with an independent outside compensation advisor. The ESPP will have an initial share reserve of no more than 2% of the outstanding number of PubCo Shares immediately following the Closing and an annual “evergreen” increase based upon benchmarking against peer companies in consultation with an independent outside compensation advisor.

The SPAC, EUR and PubCo also agreed to jointly prepare, and PubCo will file with the Securities and Exchange Commission (“SEC”), a registration statement on Form F-4 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) with respect to the PubCo Shares that constitute Merger Consideration and the PubCo warrants. The Registration Statement will include a proxy statement/prospectus for the purpose of soliciting proxies from the stockholders of SPAC for the matters relating to the Business Combination to be acted on at the special meeting of the stockholders of SPAC and providing such stockholders with an opportunity to participate in the Redemption. EUR agreed to prepare (with SPAC’s reasonable cooperation) and file with the ASX (at the sole cost and expense of EUR) the circular to be provided to the shareholders of EUR relating to the EUR Shareholders’ Meeting.

SPAC agreed to prepare (with the reasonable cooperation of the Company) and file with the SEC a proxy statement pursuant to which it will seek approval of its shareholders to amend its Organizational Documents to extend the period of time for SPAC to consummate its initial business combination from February 8, 2023 to the date that is not less than three months after such date (which may done through monthly extensions) or such shorter period as mutually agreed by SPAC and the Company.

Survival and Indemnification

None of the representations and warranties of the parties to the Merger Agreement will survive the Closing, and no claim for indemnification may be made with respect thereto after the Closing.

None of the covenants and agreements of the parties contained in the Merger Agreement will survive the Closing, and no claim for indemnification may be made with respect thereto after the Closing, except that those covenants and agreements that by their terms are required to be performed in whole or in part after the Closing will survive the Closing and continue until fully performed in accordance with their terms.

Conditions to Closing

The Merger Agreement contains customary conditions to Closing, including the following mutual conditions of the parties (unless waived by all of the parties): (i) approval of the shareholders of EUR and the shareholders of SPAC of the Transaction and the other matters requiring shareholder approval; (ii) any required approvals of governmental authorities and completion of any antitrust expiration periods; (iii) no law or order preventing the Transaction; (iv) approval of PubCo’s Nasdaq listing application; (v) the Registration Statement having become effective in accordance with the Securities Act; (vi) the satisfaction of the $5,000,001 minimum net tangible asset test by SPAC or PubCo; (vii) reconstitution of the PubCo Board as contemplated under the Merger Agreement; (viii) adoption of the Restated Articles by the shareholders of PubCo; and (ix) PubCo qualifying as a “foreign private issuer” pursuant to rule 3b-4 of the Exchange Act as of the Closing.

In addition, unless waived by EUR, the obligations of the Company, EUR, PubCo and Merger Sub to consummate the Transactions are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by SPAC of customary certificates and other Closing deliverables: (i) the fundamental representations and warranties of SPAC being true and correct as of the date of the Merger Agreement and as of the Closing (subject to certain materiality qualifiers); (ii) SPAC having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to SPAC since the date of the Merger Agreement which is continuing and uncured; (iv) the Sponsor Support Agreement being in full force and effect; (v) SPAC having at least $40,000,000 in funds in the trust account, together with the cash on SPAC’s balance sheet and the aggregate amount of gross proceeds from any Future PIPE Investment, after giving effect to the completion and payment of any redemptions and before payment of Transaction Expenses; and (vi) EUR having obtained a written confirmation or ruling from the Australian Taxation Office confirming that the sale of all of the issued Company Ordinary Shares on the terms contemplated by the Merger Agreement will satisfy the requirements for capital gains tax rollover relief under the Income Tax Assessment Act 1997 (Cth) and for all other purposes.

Unless waived by SPAC, the obligations of SPAC to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by the Company and Merger Sub of customary certificates and other Closing deliverables: (i) the representations and warranties of EUR, the Company, PubCo and Merger Sub being true and correct as of the date of the Merger Agreement and as of the Closing (subject to certain materiality qualifiers); (ii) the Company, PubCo, Merger Sub and EUR having performed in all material respects their respective obligations and complied in all material respects with their respective covenants and agreements under the Merger Agreement required to be performed or complied with by them on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to the Company since the date of the Merger Agreement which is continuing and uncured; (iv) the Investors Agreement being in full force and effect; (v) the Lock-Up Agreement being in full force and effect; and (vi) the Registration Rights Agreement being in full force and effect.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of SPAC and the Company; (ii) by either SPAC or the Company if Closing has not occurred by February 8, 2023 (the “Outside Date”), provided that SPAC may extend the Outside Date for an additional period ending on the earlier of (A) the last date for SPAC to consummate its Business Combination pursuant to an extension granted pursuant to SPAC’s organizational documents and (B) May 8, 2023; (iii) by either SPAC or the Company in the event of the other party’s uncured breach, if such breach would result in the failure of a closing condition (and so long as the terminating party is not also in material breach under the Merger Agreement); (iv) by either SPAC or the Company if SPAC holds a special meeting of its shareholders to approve the Merger Agreement and the Transactions, and the required approvals related to the Merger Agreement and the Transactions of the SPAC’s stockholders is not obtained; (v) by either SPAC or the Company if EUR holds a special meeting of its shareholders to approve the Merger Agreement and the Transactions, and the required approvals related to the Merger Agreement and the Transactions of EUR’s stockholders is not obtained; (vi) by the Company, if the SPAC’s board of directors has changed its recommendation of the Merger Agreement and Transactions adversely; (vii) by EUR in order for EUR to substantially concurrently enter into a definitive agreement with respect to a superior proposal; provided that prior to or substantially concurrently with such termination EUR pays or causes to be paid to SPAC the break-up fee (as further described below); (viii) by SPAC, prior to the approval of EUR shareholders of the Merger Agreement and the Transactions, if (A) there has occurred a EUR Adverse Recommendation Change, or (B) at any time after a EUR Competing Proposal has been publicly proposed or publicly announced the board of directors of EUR has failed to publicly affirm the EUR Board Recommendation within 10 business days; (ix) by SPAC if the Company has not delivered the audited financials on or prior to December 31, 2022 (provided, that upon the Company delivering the audited financials to SPAC after December 31, 2022, SPAC will not be permitted thereafter to terminate); (x) by the Company, if the anticipated Closing Proceeds of SPAC (as reasonably determined by the Company following the conclusion of the SPAC Extension Meeting) are less than $40,000,000; and (x) by SPAC if there has been a Company Material Adverse Effect following the date of this Agreement which is uncured and continuing for at least thirty days.

If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement (except for certain obligations related to publicity, confidentiality and access to information, waiver of claims against the trust account, transaction litigation, termination and general provisions) will terminate, and no party to the Merger Agreement will have any further liability to any other party thereto except for liability for willful breach.

If EUR, having acted in accordance with applicable law and the terms of the Merger Agreement, either changes its board recommendation or enters into a superior proposal and either SPAC or EUR terminates the Merger Agreement in accordance with its terms or consummates an alternative transaction under certain other circumstances, SPAC will be entitled to a break-up fee of $5,000,000 as the sole and exclusive monetary remedy in the circumstances in which the break-up fee is payable. If the SPAC, having acted in accordance with applicable law and the terms of the Merger Agreement, changes its board recommendation and the Company terminates the Merger Agreement in accordance with its terms, the Company will be entitled to a break-up fee of $5,000,000 as the sole and exclusive monetary remedy in the circumstances in which the break-up fee is payable.

Trust Account Waiver

The Company and EUR each agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in SPAC’s trust account (including any distributions therefrom) held for its public stockholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom to SPAC’s public stockholders).

Governing Law

The Merger Agreement is governed by Delaware law, provided that the laws of the British Virgin Islands will govern the Share Exchange solely to the extent required by the laws of the British Virgin Islands. The state and federal courts sitting in Wilmington, Delaware will have exclusive jurisdiction.

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Merger Agreement has been filed with this Current Report on Form 8-K in order to provide investors with information regarding its terms. It is not intended to provide any other factual information about SPAC, the Company, PubCo, Merger Sub or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in SPAC’s public disclosures.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Merger Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, copies of each of which are attached hereto as exhibits. Stockholders and other interested parties are urged to read such Related Agreements, or forms thereof, in their entirety.

Sponsor Support Agreement

Simultaneously with the execution of the Merger Agreement, the Company, SPAC and SPAC’s sponsor, VO Sponsor LLC, a Delaware limited liability company (the “Sponsor”), entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) pursuant to which the Sponsor agreed to support the Business Combination and to vote all of its SPAC Shares (and any other SPAC securities owned or acquired by the Sponsor) in favor of the Merger Agreement and the Business Combination. The Sponsor also agreed to take certain other actions in support of the Merger Agreement and the Business Combination and to refrain from taking such actions that would adversely impede the ability of the parties to perform the Merger Agreement. The Sponsor Support Agreement also prevents transfers of SPAC securities held by the Sponsor between the date of the Sponsor Support Agreement and the date of the Closing or earlier termination of the Merger Agreement unless the transferee executes a joinder to the Support Agreement.

A copy of the Sponsor Support Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference thereto.

Lock-Up Agreement

Simultaneously with the execution of the Merger Agreement, EUR, PubCo and the Sponsor, entered into a Lock-Up Agreement (the “Lock-Up Agreement”). Pursuant to the Lock-Up Agreement, the Sponsor and EUR agreed not to, during the period commencing from the Closing and ending 180 days after the date of the Closing: (A) sell, publicly offer to sell, enter into a contract or agreement to sell, hypothecation or pledge of, grant of any option to purchase or otherwise disposition of or agreement to dispose of, in each case, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position with respect to, any security, (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (C) publicly announce any intention to effect any transaction specified in clause (A) or (B), any Lock-up Shares (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lock-Up Agreement). “Lock-up Shares” means (a) with respect to EUR or each of its permitted transferees, the PubCo Shares (i) received by EUR as Closing Share Consideration and (ii) received by EUR as Earnout Consideration and (b) with respect to the Sponsor, (i) the PubCo Shares it receives as Merger Consideration with respect to the SPAC Shares that the Sponsor held immediately prior to the Effective Time and (ii) any PubCo Shares issued to the Sponsor in connection with the exercise or settlement of any SPAC warrant or PubCo warrant.

A copy of the Lock-Up Agreement is filed as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Lock-Up Agreement is qualified in its entirety by reference thereto.

Investors Agreement

The Merger Agreement provides that, at or before the Closing, and effective as of the Closing, PubCo and EUR will enter into an Investors Agreement (the “Investors Agreement”), pursuant to which EUR will continue to be entitled to nominate and appoint certain numbers of directors depending on its percentage ownership of PubCo Shares.

A copy of the form of Investors Agreement is filed as Exhibit 10.3 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Investors Agreement is qualified in its entirety by reference thereto.

Registration Rights Agreement

Simultaneously with the Closing, each of PubCo, SPAC, the Sponsor and EUR, together with certain other persons listed on the signature pages thereto, will enter into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which, upon completion of the Business Combination, PubCo will grant certain registration rights to EUR, Sponsor and certain other holders of PubCo Shares.

A copy of the Registration Rights Agreement is filed as Exhibit 10.4 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference thereto.

Warrant Assignment, Assumption and Amendment Agreement

In connection with the Closing, PubCo, SPAC and Continental Stock Transfer & Trust Company, a New York limited purpose trust company, as warrant agent (the “Warrant Agent”) will enter into the Warrant Assignment, Assumption and Amendment Agreement (the “Assumed Warrant Agreement”), which will amend that certain Warrant Agreement (the “Original Warrant Agreement”), dated as of November 3, 2021, and filed with the SEC on November 8, 2021, by and between SPAC and the Warrant Agent, which Original Warrant Agreement governs all of the Warrants issued by SPAC. Pursuant to the Assumed Warrant Agreement, SPAC will assign to PubCo all of SPAC’s right, title and interest in and to the Original Warrant Agreement and PubCo will assume, and agree to pay, perform, satisfy and discharge in full, as the same become due, all of SPAC’s liabilities and obligations under the Original Warrant Agreement, as amended. As a result, each SPAC Warrant will automatically cease to represent a right to be exercised into SPAC Shares and will instead represent a right to be exercised into PubCo Shares pursuant to the terms and conditions of the Original Warrant Agreement, as amended. Pursuant to the Assumed Warrant Agreement, among other things (i) PubCo will assume the obligations of SPAC under the Original Warrant Agreement, (ii) “Common Stock” or “shares”will mean the PubCo Shares; (iii) “stockholder” will mean shareholder of PubCo; and (iv) the “Board of Directors” or any committee thereof will mean the board of directors of PubCo or any committee thereof.

A copy of the form of Warrant Assignment, Assumption and Amendment Agreement is filed as Exhibit 10.5 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Warrant Assignment, Assumption and Amendment Agreement is qualified in its entirety by reference thereto.

Item 7.01 Regulation FD Disclosure.

As previously disclosed on a Current Report on Form 8-K filed on October 25, 2022, Sizzle, EUR, the Company and Critical Metals (the “Parties”) issued on October 24, 2022 a press release announcing the Merger Agreement (the “Initial Press Release”).

On October 28, 2022, the Parties issued an amended and restated Initial Press Release to revise the amount of metric tons of lithium concentrate referred to in the Initial Press Release to 70,000 (the “Updated Press Release”). This release clarifies that the Project referenced therein is poised to become the first major source of battery-grade lithium in Europe.

A copy of the Updated Press Release is furnished herewith as Exhibit 99.1 as a press release and incorporated into this Item 7.01 by reference.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information and Where to Find It

This Current Report on Form 8-K (“Form 8-K”) is provided for informational purposes only and contains information with respect to a proposed business combination (the “Proposed Business Combination”) among SPAC, EUR, the Company, PubCo, and Merger Sub.

In connection with the Proposed Business Combination, PubCo intends to file the Registration Statement with the SEC, which will include a proxy statement to SPAC shareholders and a prospectus for the registration of PubCo securities in connection with the Proposed Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of SPAC as of the record date to be established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of SPAC and other interested persons are advised to read these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about SPAC, PubCo, EUR and the Company and the Proposed Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Proposed Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Sizzle Acquisition Corp., 4201 Georgia Avenue, NW, Washington, D.C. 20011, Attn: Steve Salis, Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced in this Form 8-K in each case is not incorporated by reference into, and is not a part of, this Form 8-K.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF SPAC ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Participants in the Solicitation

SPAC, EUR, PubCo and the Company and their respective directors and executive officers may be deemed participants in the solicitation of proxies from SPAC’s shareholders in connection with the Proposed Business Combination. SPAC’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of SPAC in SPAC’s Form 10-K, as amended, filed with the SEC on June 13, 2022, or its Form 10-Q, filed with the SEC on August 15, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SPAC’s shareholders in connection with the Proposed Business Combination will be set forth in the proxy statement/prospectus for the Proposed Business Combination, accompanying the Registration Statement that SPAC intends to file with the SEC. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination will likewise be included in that Registration Statement. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

This Form 8-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. SPAC’s, PubCo’s and the Company’s and/or EUR’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this Form 8-K. When we use words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the ability of the parties to complete the transactions contemplated by the Proposed Business Combination in a timely manner or at all; the risk that the Proposed Business Combination or other business combination may not be completed by SPAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline; the outcome of any legal proceedings or government or regulatory action on inquiry that may be instituted against SPAC, PubCo, EUR or the Company or others following the announcement of the Proposed Business Combination and any definitive agreements with respect thereto; the inability to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the Proposed Business Combination by the shareholders of SPAC or EUR; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement relating to the Proposed Business Combination; the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; the effect of the announcement or pendency of the Proposed Business Combination on EUR and the Company’s business relationships, operating results, current plans and operations of EUR, PubCo and the Company; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of PubCo to grow and manage growth profitably; the possibility that SPAC, PubCo, EUR and/or the Company may be adversely affected by other economic, business, and/or competitive factors; estimates by SPAC, PubCo, EUR or the Company of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the Proposed Business Combination; plans, intentions or future operations of PubCo or the Company, including relating to the finalization, completion of any studies, feasibility studies or other assessments or relating to attainment, retention or renewal of any assessments, permits, licenses or other governmental notices or approvals, or the commencement or continuation of any construction or operations of plants or facilities; EUR and PubCo’s ability to execute on their business plans and strategy; and other risks and uncertainties described from time to time in filings with the SEC. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above and other documents filed by SPAC and PubCo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. There may be additional risks that neither SPAC, PubCo nor EUR and the Company presently know, or that SPAC, PubCo, EUR and/or the Company currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this Form 8-K. Neither SPAC, EUR, PubCo nor the Company undertakes any obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date of this Form 8-K, except as required by applicable law.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of October 24, 2022, by and among European Lithium Limited, European Lithium AT (Investments) Limited, Critical Metals Corp., Project Wolf Merger Sub Inc., and Sizzle Acquisition Corp.
10.1	Sponsor Support Agreement, dated as of October 24, 2022, by and among VO Sponsor, LLC and European Lithium AT (Investments) Limited
10.2	Lock-Up Agreement, dated as October 24, 2022, by and among VO Sponsor, LLC, European Lithium Limited and Critical Metals Corp.
10.3	Form of Investors Agreement
10.4	Form of Registration Rights Agreement
10.5	Form of Assignment and Assumption of Warrant Agreement
99.1	Press Release, dated October 28, 2022
104	Cover Page Interactive Data File (embedded with the Inline XRBL document).

*	The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SIZZLE ACQUISITION CORP.

	By:	/s/ Steve Salis
	Name:	Steve Salis
	Title:	Chief Executive Officer

Dated: October 28, 2022